

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 18, 2024

Christopher Jones
Chief Executive Officer
TruGolf Holdings, Inc.
60 North 1400 West
Centerville, Utah 84014

> **Re: TruGolf Holdings, Inc.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed August 29, 2024**
> **File No. 333-277068**

Dear Christopher Jones:

We have reviewed your amended registration statement and have the following comment(s).

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our March 1, 2024 letter.

Amendment No. 1 to Registration Statement on Form S-1 filed August 29, 2024

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 41

1. We note your revised disclosure in other parts of your registration statement and reissue previous comment 4. Please revise to expand the management's discussion section to reflect the fact that this offering involves the potential sale of a substantial portion of shares for resale and discuss how such sales could impact the market price of the company's common stock. Your discussion should *highlight* the fact that Bright Vision Sponsor LLC, a beneficial owner of 18.8% of your outstanding shares, will be able to sell all of its shares for so long as the registration statement of which this prospectus forms a part is available for use.

Please contact Eranga Dias at 202-551-8107 or Jay Ingram at 202-551-3397 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing